Upland Software, Inc.
401 Congress Ave, Suite 1850
Austin, Texas 78701

October 28, 2022
VIA EDGAR

Kyle Wiley
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Upland Software, Inc.
Registration Statement on Form S-3 (File No. 333-267973)

Dear Mr. Wiley,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Upland Software, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-267973), to 4:00 p.m., Eastern Time, on November 1, 2022, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to R. John Hensley of Morrison & Foerster LLP at (737) 309-0661.

Very truly yours,

Upland Software, Inc.

By:	/s/ Kin Gill
Name:	Kin Gill
Title:	Chief Legal Officer and Secretary